CONSENT OF AMEC AMERICAS LIMITED

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2003 (the “Annual Report”) of Cumberland Resources Ltd. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Meadowbank Property, Nunavut” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated January 29, 2004 entitled “Meadowbank Resource Estimate, Nunavut, Canada” which the Company used, or directly quoted from, in preparing summaries concerning the Meadowbank Property, which appear in such Annual Report.

AMEC Americas Limited

By:   /s/ Stephen Juras

        Chief Geologist

May 6, 2004